

August 22, 2011

Via E-Mail

Mr. Richard Carmichael
Chief Financial Officer
Cougar Oil and Gas Canada Inc.
833 4th Avenue S.W., Suite 1120
Calgary, Alberta T2P3T5
Canada

> **Re:** **Cougar Oil and Gas Canada Inc.**
> **Form 20-F for the Transition Period Ended December 31, 2010**
> **Filed March 31, 2011**
> **Response letter dated July 20, 2011**
> **File No. 0-53879**

Dear Mr. Carmichael

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Transition Period Ended December 31, 2010

Financial Statements

Supplemental Information on Oil and Gas Producing Activities, page 60

1. We note your response to prior comment one in our letter dated June 22, 2011. We expect that you will need to speak with your third party engineering firm, and obtain and file a revised report that includes the following information:

- A statement that the assumptions, data, methods, and procedures used are appropriate for the purpose served by the report – Item 1202(a)(8)(iv) of Regulation S-K.

- The twelve-month average benchmark oil and gas prices and the average adjusted product prices used to estimate proved reserves – Item 1202(8)(a)(v) of Regulation S-K.

- A statement that the third party engineer has used all methods and procedures as it considered necessary under the circumstances to prepare the engineering report – Item 1202(a)(8)(viii) of Regulation S-K.

Table IV, Reserve Quantities Information, page 63

2.   We note that you present reserve estimates only as of December 31, 2010. Please expand your disclosure to also include your reserve estimates as of July 31, 2010 and a rollforward of those estimates, showing changes in the net quantities of your proved reserves of oil and gas during the transition period to comply with FASB ASC paragraphs 932-235-50-3 to 50-11. Your Table IX appears to be missing quantities in the Light and Medium Oil category as of July 31, 2010. Also resolve discrepancies between quantities in Tables VI and IX as of December 31, 2010.

Table V, Standardized Measure of Discounted Future Net Cash Flows, page 63

3.   We have read your response to comment one in our letter dated June 22, 2011 and see that you are proposing to present an estimate of future cash inflows net of future production and development costs in the disclosure of your standard measure of discounted future net cash flows. Please report the future cash inflows apart from the future production and development costs to comply with FASB ASC paragraph 932-235-50-31; and if your estimate of future development costs is material also show this item apart from your estimate of future production costs.

4.   Please add a table showing changes in the standardized measure of future discounted cash flows for the transition period from July 31, 2010 to December 31, 2010 to comply with FASB ASC paragraph 932-235-50-34 through 50-35.

You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief